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Invitation to Invest Slide (final slide) from “The Real” Presentation in NYC


SOUNDSELF
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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
Contact robin@soundself.com for inquiries

LinkedIn Post

SoundSelf
713 followers
1mo • Edited •

SoundSelf Wefunder Raise if Off to a Great Start

We've hit our first milestone: $107,500 reserved by 11 investors!

Why Invest in SoundSelf?
Our immersive, drug-free digital therapeutic is revolutionizing mental health care, proven to reduce depression and anxiety while boosting wellness. With 450 clinicians on our waitlist and strong support from investors like Mystic Ventures, we're ready to scale.

Clinician Approved, Patient Loved
"SoundSelf takes ketamine therapy to the next level," says Jessica S., Psychiatric Nurse Practitioner.

Join Us: www.wefunder.com/soundself

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Lee Forschner
Retired
First Responder

Facebook Post

Robin Arnott
October 31 · 🔒

🚀 **SoundSelf's Wefunder Raise is Off to a Great Start!** 🚀

We've hit our first milestone: **$107,500 reserved** by 11 investors! 🎉

If you know my work, you know I've committed my career to technologies that can provoke profound shifts of consciousness. After 12 years of work, SoundSelf has become something truly magical.

🧠 - Same brainwave states as masterful meditation, regardless of level of experience or discipline
📉 - Depression and Anxiety scores drop dramatically
🏥 - Currently deployed as an adjunctive treatment to ketamine clinics
💰 - $2M raised to date and $1M committed to the next round

We are raising capital to change the way mental health is done in this country. Contribute to this campaign and my team will put your capital to meaningful use repairing the mental health system, and work our butts off to grow your money while we are at it. ❤️

Learn more here: www.soundself.com/wefunder

~~~

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



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Mystic Ventures

Howdy gentlemen!

First off, Jeremy thank you so much for making that video interview happen in a pinch! We are using your interview to book-end the video, and it's looking great so far. 😉

Recap on SoundSelf financing plans

To recap our conversation a couple of months ago - we are raising $4M in early 2025 to begin the work of FDA presubmission as a medical device for PTSD, Depression, and Anxiety. I have $1M committed to that round from Convergence Partners.

In the meantime, we have planned two small capitalization events to hit specific milestones that will support that raise. The first one was in August (Mystic contributed $50k). The last one is this crowdfunding campaign on Wefunder.

October Wefunder Campaign

This $400k campaign will finance (a) our GTM in the ketamine sector, and (b) an IR campaign with our friends at Convergence Partners, all while building brand and community. It is critical to our strategy. I've done 3 successful crowdfunding campaigns in the past, so this is nothing new to me.

We are launching this campaign next week, in step with a PR sprint targeting major news outlets.

"Lead Investor"

Wefunder requires a "Lead Investor" to launch. This means something looser than it typically does - simply a capital contribution and a written-word quote to be displayed prominently on the page. **If I may be so bold to ask, I would like for Mystic Ventures to be our campaign "lead".**

🙇✨🗡️

Can you make a $50k reservation to the SoundSelf campaign to help us validate it for other investors? That reservation will be crucial to showing initial momentum when the campaign formally launches next week. It will also be the last capital contribution required by Mystic to get us to the next stage of our capitalization journey.

(See the legal disclaimer below on what a "reservation" actually means - the capital is held in escrow until a threshold of financing is met)

Legal Disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Blessings and godspeed to you both! I'd be grateful to know what you think by the end of the week.

Warmest,

Brian Grigsby

Hey Brian,

I hope you are well!

Good news - we are formally launching the Wefunder campaign next week, and we have reporters lined up from mainstream sources in the UK and US to cover the technology right as the campaign is getting warmed up.

I'd like to have $100k pre-reserved in the round at campaign-launch-time in order to show immediate momentum. *These reservations are discounted, and also are refundable at the time the campaign formally launches, so investors can reserve and then change their mind.* (Legal disclosure on this below my signature)

The purpose of this campaign is to hit sales milestones in the Ketamine sector, to seal up our $5M round in 2025 (which already has $1M committed from Convergence Partners).

[Wefunder Campaign Page Link] (the page is a work-in-progress, I would welcome any feedback from you while I work on it.)

If you were to make a $50k reservation on that campaign page before Tuesday of next week, it would make a very material impact on the campaign because investors will see the initial momentum. You can get a refund on as much of it as you like when the campaign formally launches. (You'll also see that I modeled some of the "perks" from our conversation 😉.) **Are you open to making a reservation in that time frame?**

Blessings to you! I know you are traveling so I hope this isn't hitting at too inconvenient a time. Wishing you the best on all the business you're juggling :)

Robin Arnott
CEO, SoundSelf
Book a meeting with Calendly.

Learn More: SoundSelf: A Powerful Tool for Psychological Transformation

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Investor Update, Feb 4, 2025

Thanks again for being a part of our investor community! I reach out with roughly quarterly updates, and I'm particularly excited to share this one with you.

Market Growth

We are right out the gate in 2025, just three months out of exiting "stealth" mode, with strong sales growth validating our product market fit in the ketamine sector.

- All sales metrics have been up MoM since October, with most sales in the ketamine sector
- January 2025 sales alone are around as high as all combined 2024 sales.
- We are launching a subscription service this month, to earn recurring revenue from our customer base.

Ketamine Deep-Dive

While ultimately SoundSelf is being developed a standalone treatment for mental health conditions, we have targeted the Ketamine industry because it is the fastest growing commercial sector applying non-ordinary states (like those SoundSelf provides) as a mental health intervention.

Our customers tell us that SoundSelf is improving ketamine therapy outcomes when used in preparation, integration, or even conjunctively with ketamine. It's truly a perfect marriage of two interventions.

A standout case is with SPRAVATO (Johnson and Johnson's nasal esketamine), where SoundSelf makes a game-changing impact for ketamine practice.

- Spravato is slow acting, and relatively mild, so clinics are required to keep patients in office for a full hour after the most salient effects have passed.
- SoundSelf is giving patients an immersive integration activity, that heightens the subjective experience of the ketamine in that last hour, where patients are otherwise compromising the treatment's effectiveness with distracting phone use.

Capital Plan

SoundSelf is hiring for a "Head of Growth" role. We are raising a small amount of capital to help us continue this growth and become revenue neutral by the end of Q1.

How Can I Help?

1. Contribute to the Wefunder campaign, and share it with your friends and colleagues.
2. We are actively building partnerships in the ketamine sector – hook us up!
3. Have recommendations for the perfect **Head of Growth** for SoundSelf? Let me know!
4. Just want to learn more and see how we can support each other? Book a call. :)

Warm Regards,



Robin Arnott
SoundSelf
Book a call on Calendly
Learn how SoundSelf is upgrading ketamine protocols:
https://www.soundself.com/providers/videos

Event Invitation, Feb 5, 2025

I'd like to personally invite you to a private event that I'm hosting in Austin:

Mindful Tech Investors Experience: SoundSelf x Palm Venture Studios

This exclusive evening is designed for those who believe in innovation with purpose. You can explore SoundSelf's groundbreaking tech, connect with like-minded community investors and entrepreneurs, and learn how you can play a key role in shaping the future of mental health and wellness.

If you're looking at this email thinking that you're not a professional investor - don't worry. We set this up for our community to own a piece of SoundSelf for as little as $100. We want to give our biggest supporters the chance to invest alongside institutional VCs.

What to expect:
🎤 Hands-on demo of the SoundSelf technique using light, sound, and biofeedback
🥂 Complimentary drinks and snacks in a relaxed setting
💡 A chance to invest in of future of psychedelic tech

Spots are limited: https://lu.ma/qgs14pht

See you there,



Robin Arnott
SoundSelf
Book a call on Calendly
Learn how SoundSelf is upgrading ketamine protocols:
https://www.soundself.com/providers/#videos

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Read the Offering information carefully before investing. It contains details of the issuer's business, risks, charges, expenses, and other information, which should be considered before investing. Obtain a Form C and Offering Memorandum at https://wefunder.com/soundself.

Event Reminder, Feb 12, 2025

Mystic Ventures Founding Partner Jeremy Gardner said it best:

"I've seen people have 15-minute SoundSelf sessions that they report have done more for them than 10 years of therapy."

At the Mindful Tech Investors Experience: SoundSelf x Palm Venture Studios, you'll have the chance to experience our healing tech for yourself, if you haven't already. This event is your gateway to understanding how SoundSelf is changing the landscape of mental health.

What's planned:
🎤 An in-depth look at how SoundSelf blends sound, light, and biofeedback to create powerful results
🥂 Drinks, snacks, and engaging conversations with innovators and investors
💡 Insights into how you can own a piece of the future of mental health

📍 **Palm Venture Studios** (4901 E Cesar Chavez St, Austin, TX 78702)
📅 **February 25th, 5-8 PM**

Spaces are limited: https://lu.ma/qgs14pht

See you there,



Robin Arnott
SoundSelf
Book a call on Calendly
Learn how SoundSelf is upgrading ketamine protocols:
https://www.soundself.com/providers/#videos

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Read the Offering Information carefully before investing. It contains details of the issuer's business, risks, charges, expenses, and other information, which should be considered before investing. Obtain a Form C and Offering Memorandum at https://wefunder.com/soundself.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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